SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. Publicly-held Company CNPJ 02.558.074/0001-73 NIRE 35.3.001.587.9-2

NOTICE TO THE SHAREHOLDERS

Vivo Participações S.A. hereby communicates to its Shareholders that at the Regular and Special Shareholders’ Meetings held on March 31, 2011, the proposal for payment of Interest on the Own Capital and dividends for the fiscal year ended on 12/31/2010 was approved, under the following conditions:

1 – AMOUNT OF DIVIDENDS

The amount of the dividends payable is two billion, one hundred and three million, eight hundred and forty-six thousand, ninety reais and two cents (R$2,103,846,090.02), as per the table below:

Type of share	Amount of dividends per share
Common	R$ 5.265010518
Preferred	R$ 5.265010518

1.1 “EX-DIVIDENDS” NEGOTIATION

The dividends shall be paid to the shareholders of record as of March 31, 2011 and negotiated “Ex-Dividends” since April 01, 2011.

2 – AMOUNT OF INTEREST ON THE OWN CAPITAL

The amount of the interest on the own capital payable is two hundred and twenty million reais (R$ 220,000,000.00), deducted by 15% income tax withheld at source, resulting in a total net interest on the own capital of one hundred and eighty seven million reais (R$ 187,000,000.00), as follows:

Type of share	JSCP per Share, Gross	JSCP, Net
Common	R$ 0.550564188	R$ 0.467979560
Preferred	R$ 0.550564188	R$ 0.467979560

Shareholders exempted or immune from income tax, in accordance with the applicable laws and with the notice to the shareholders issued by the Company on 12/17/2010, who proved such status and delivered the evidentiary documentation until January 07, 2011, to Banco Bradesco S.A., the trustee of the Company’s book-entry shares, shall receive the JCSP at their gross value.

2.1. – “EX-INTEREST ON THE OWN CAPITAL” NEGOTIATION

The Interest on the Own Capital shall be paid to the shareholders of record as of December 30, 2010, being negotiated “Ex-JCSP” since January 03, 2011, as disclosed in the Notice to the Shareholders, dated 12/17/2010.

3 – PAYMENT DATE

The payment of the referred amounts shall be made until December 21, 2011, in one or more installments and at a date to be timely informed to the market.

4 – IMPORTANT NOTICE

In accordance with Article 287, item II of Law no. 6404 – Corporations Act, dated 12/15/1976, the right to receive dividends and JSCP is forfeited after three (3) years, counted from the date the dividends and JCSP are made available to the shareholders.

São Paulo, March 31, 2011.

Cristiane Barretto Sales
Investor Relations Officer
Vivo Participações S.A.

VIVO – Relações com Investidores
Tel: +55 11 7420-1172
Email: ir@vivo.com.br
Information available at: www.vivo.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.